Exhibit 99.1

GERDAU S.A.

Tax ID (CNPJ/ME) 33.611.500/0001-19

Registry (NIRE): 35300520696

material fact

INCREASE IN CAPITAL WITH SHARES BONUS

Gerdau S.A. (B3: GGBR / NYSE: GGB), announces to its stockholders and the general market that the Extraordinary General Meeting, held on this date, has resolved to increase the Company’s capital to R$ 24,347,290,800.00 through the capitalization of its reserves of R$ 4,057,881,800.00 with the issue of 351,413,410 new book-entry shares, with no par value, of which 120,105,288 will be common and 231,308,122 will be preferred shares, to be assigned free of charge to stockholders, as bonus, in the proportion of 1 (one) new share for every 5 (five) shares of the same type held at the final stockholding position on April 17, 2024.

The new shares will be entitled to any dividends and/or interest on capital that may be declared after April 17, 2024 (including) and will be included in the stockholders’ positions on April 22, 2024.The new shares will be included in the stockholders’ positions on April 22, 2024, and will be entitled to any dividends and/or interest on capital that may be declared after April 17, 2024 (including). Bonus shares will be always granted in whole numbers, and for this reason any stockholders who wish to transfer fractions of their shares (which result in 1 (one) share of the same class) may do so in the period from April 22, 2024 to May 22, 2024 as follows:

(i) through accounts of the same ownership in different brokers, and/or

(ii) through trading in a private environment of the non-organized over-the-counter market (operations not registered on the Stock Exchange).

After this period elapses, any remaining amounts of these fractions will be separated, grouped in whole numbers, and sold at auction on B3. The net proceeds from such sale will be made available to the holders of these fractions at a date to be informed in due course by the Company.

The cost attributed to bonus shares is R$11.5473163 per share, for the purposes of the provision in paragraph 1 of Article 58 of the Brazilian Federal Revenue Service’s Regulatory Instruction No. 1585/15.

São Paulo, April 16, 2024

Rafael Dorneles Japur

Executive Vice-President

Investor Relations Officer